Modine Manufacturing Company
1500 DeKoven Avenue
Racine, Wisconsin 53403-2552
Tel. 262.636.1200
Fax 262.631.7720

March 19, 2013

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F. Street, N.E.
Washington, DC 20549

RE:	Modine Manufacturing Company
Form 10-K for the fiscal year ended March 31, 2012
Filed June 14, 2012
File No. 001-01373

Dear Ms. Cvrkel:

This letter is in response to your correspondence dated March 5, 2013 in which you provided the SEC staff’s comments on the Annual Report on  Form 10-K (“Form 10-K”) of Modine Manufacturing Company (“Modine” or the “Company”) for the fiscal year ended March 31, 2012.  We have repeated the comments from your letter below, followed by our responses.

Financial Statements, page 42

Notes to Consolidated Financial Statements, page 46

Note 7: Earnings per share, page 60

1.
We note from your response to our prior comment number five that holders of unvested restricted stock have the nonforfeitable right to receive any dividends declared by the company.  In this regard, please revise your notes to the consolidated financial statements to disclose the participation rights of such restricted stock as it is unclear from your current disclosures.

Modine Response
The Company will modify the disclosure of its accounting policy for earnings per share in Note 1 to the Consolidated Financial Statements in future filings substantially as follows:

“Earnings per share:  Basic earnings per share is calculated based on the weighted average number of common shares outstanding during the period, while the calculation of diluted earnings per share includes the dilutive effect of potential common shares outstanding during the period.  The calculation of diluted earnings per share excludes all potential common shares in which their inclusion would have an anti-dilutive effect.  Recipients of the Company’s restricted stock awards have non-forfeitable rights to receive any dividends declared by the Company.  Therefore, these restricted stock awards are included in computing earnings per share pursuant to the two-class method.”

United States Security and Exchange Commission
March 19, 2013

Note 20: Product warranties, guarantees and other commitments, page 71

2.
We note your response to our prior comment number nine.  In addition to including the consignment inventory in which Modine bears the risk of loss on the balance sheet, please also expand your disclosure to include when title passes to Modine and when risk of loss of such inventory rests with you.

Modine Response
The Company will modify the disclosure of consignment inventory in Note 20 to the Consolidated Financial Statements in future filings substantially as follows:

“The Company utilizes inventory arrangements with certain vendors in the normal course of business under which the vendors maintain inventory stock at the Company’s facilities or at outside facilities.  Title passes to the Company at the time goods are withdrawn for use in production.  The Company has agreements with the vendors to use the material within a specific period of time.  In some cases, the Company bears the risk of loss of the inventory because Modine is required to insure the inventory against damage and/or theft.  This inventory is included on the Company’s consolidated balance sheet as raw materials inventory. ”

If you have further comments or questions regarding this response, please contact the undersigned at (262) 636-8446.  Thank you for your attention to this matter.

Very truly yours,

/s/ Michael B. Lucareli
Michael B. Lucareli, Vice President, Finance
andChief Financial Officer